Exhibit 99.1

JMU Receives Nasdaq Notification of Deficiency

SHANGHAI, July 16, 2019 /PRNewswire/ - JMU Limited (the “Company” or “JMU”) (Nasdaq: JMU), a B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced it received a letter (the “Notification Letter”) from Nasdaq notifying the Company that it does not meet the continued listing requirements for (i) the stockholders’ equity as reported in the Company’s annual report on Form 20-F for the period ended December 31, 2018 is below the minimum amount of $10,000,000 as required for continued listing under the equity standard, (ii) the market value of listed securities of the Company is below $50 million as required for continued listing under the market value standard, and (iii) the market value of publicly held shares is below $15 million as required for continued listing under both the market value and the total assets/total revenue standards.

The Notification Letter states that the staff of Nasdaq has determined to apply more stringent criteria and shorten the time period for the Company to submit its plan to regain compliance (the “Compliance Plan”). In that regard, the Company must submit its Compliance Plan no later than July 22, 2019. The Company is working diligently to prepare the Compliance Plan and expects to submit it to Nasdaq within this timetable. If the Compliance Plan is accepted, the Company can be granted an extension of up to 180 calendar days from the date of the Notification Letter to evidence compliance.

About JMU Limited

JMU Limited operates a B2B e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to,” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Zhengzhen Li

JMU Limited

lizhengzhen@ccjmu.com

Tel: +86 (021) 6015-1166, ext. 8904